October 10, 2017

Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
MAIL STOP 4720
Washington, D.C. 20549

Re:	Korth Direct Mortgage, LLC (“KDM”)
Registration Statement on Form S-1
Filed August 11, 2017
File No. 333-219895

Dear Ms. Gowetski:

This letter responds to the Staff’s comment letter dated September 8, 2017, regarding our Registration Statement on Form S-1. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

1.
SEC Comment:  We note disclosure on page 32 stating that you believe you are not an asset-backed issuer and that your notes are not asset-backed securities. Please provide us with a detailed legal analysis supporting your conclusion. In your response, please also describe the key features of your trust structure, including any bankruptcy remote or special purpose vehicles, as well as how your structure impacts the rights of potential investors and your corporate responsibilities. We will review this information together with your legal analysis as we consider the question of whether the Notes are an asset-backed security as that term is defined under Regulation AB or Exchange Act 3(a)(79).

Company Response: We do not believe we are an asset-backed issuer nor that our notes are asset-backed securities for the reasons which follow.

 “Asset-backed security” is  defined in Regulation AB, Item 1101(c)(1) as  a “security that is primarily serviced by the cash flows of a discrete pool of receivables….”1 Our Mortgage Secured Notes (MSNs) are not pools of mortgages, but are generally either a single mortgage or a single borrower.

Item 1101(c)(2) states that “The following additional conditions apply in order to be considered an asset-backed security: …

1 17 CFR 229.1101(c)(1)

Jennifer Gowetski, Senior Counsel
October 10, 2017

(ii) The activities of the issuing entity for the asset-backed securities are limited to passively owning or holding the pool of assets....”2

As we have stated in prior correspondence with the Staff, we are not a passive issuer owning or holding a pool of assets. We are an active, licensed mortgage lender dealing directly with borrowers and their agents. We make loans, service loans, collect and redistribute payments on loans we make, and sell Mortgage Secured Notes dependent on our receipts from, and secured by, those loans that we have made. We have no trust structure or special purpose entities.  Rather, we are an operating business organized as a limited liability company and managed by a Chief Executive Officer, a Chief Lending Officer, and a Chief Financial Officer. In carrying on our business on an ongoing basis, we underwrite loans with associated due diligence, make proper filings regarding those loans in all appropriate jurisdictions, draft disclosures regarding those loans for presentation to investors in our Notes, and manage the loans we make by collecting payments, renegotiate our loans from time-to-time as we deem in the best interest of our Noteholders, and retain attorneys and other collection agents if our borrowers default.

i.
We further believe that we are not an “asset-backed issuer” because an asset-backed issuer is an issuer whose reporting obligation results from the registration of asset-backed securities under the Securities Act of 33 or the Exchange Act of 34. [3] Per the Commission’s Release Nos. Nos. 33-9175; 34-63741,

“In 2004, we adopted the definition of “asset-backed security” in Regulation AB. The definition and our interpretations of it are intended to establish parameters for the types of securities that are appropriate for the alternate disclosure and regulatory regime provided in Regulation AB and the related rules for Form S-3 registration of ABS. The definition does not mean that public offerings of securities outside of these parameters… may not be registered with the Commission, but only that the alternate regulatory regime is not designed for those securities.”4

Since our Notes do not fall under the definitions in Regulation AB, which are the same used for registration filing requirements, the definition of asset-backed security does not apply and  we are therefore not an asset-backed issuer.

iv.
With respect to Exchange Act definition 3(a)(79), while our MSNs might, at first glance, be interpreted to fall under the broad declaration of 3(a)(79)(A), when we look more closely at the subparts of A, it lists a series of structured products that contain many features that MSNs do not, like tranches, credit support, trust structures, and waterfalls.. KDM’s Notes have none of these features.

2 17 CFR 229.1101(c)(2)
3 17 CFR 229.1101(b)
4 SEC Release Nos. 33-9175; 34-63741; “DISCLOSURE FOR ASSET-BACKED SECURITIES REQUIRED BY SECTION 943 OF THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT”, Footnote 18.

Jennifer Gowetski, Senior Counsel
October 10, 2017

v..
Looking even further, to the genesis of the rule 3(a)(79), it was enacted in order to comply with Dodd-Frank Section 943. Section 943 mandates that securitizers of ABS must disclose fulfilled and unfulfilled repurchase requests relating to the representations and warrantees made to the trustees, so that investors may identify underwriting deficiencies. This section references 3(a)(79), and refers to that definition as “Exchange Act-ABS.” From the Commission (emphasis added):

The statutory definition of an asset-backed security (“Exchange Act-ABS”) is much broader than the definition of an asset-backed security in Regulation AB (“Reg ABABS”). The definition of an Exchange Act-ABS includes securities that are typically sold in transactions that are exempt from registration under the Securities Act, such as collateralized debt obligations (“CDOs”), as well as securities issued or guaranteed by a government sponsored entity (“GSE”), such as Fannie Mae and Freddie Mac and municipal securities that otherwise come within the definition. Since Section 943 uses the broader Exchange Act-ABS definition, our new Rule 15Ga-1 would require a securitizer to provide disclosures relating to all asset-backed securities that fall within the statutory definition, whether or not sold in Securities Act registered transactions. However, as we discuss further below, even if a security meets the definition of an Exchange Act-ABS, the new disclosure requirement would only be triggered if the underlying transaction agreements contain a covenant to repurchase or replace an asset.5

Once the context of the definition is elucidated, it becomes obvious that this Exchange Act definition has been created in order to cast a wide net for the new 15Ga-1 reporting requirement. This reporting requirement does not apply to KDM or MSNs since we do not have underlying transaction agreements. Therefore, this definition is not applicable to our business or the Notes; there is no regulatory or reporting regime that currently applies.

2.	SEC Comment: Please revise to update the financial statements by reference to Rule 8-08 of Regulation S-X.

Company Response:  Conforming amendments have been made to the Registration statement to include the interim financial statements.

3.	SEC Comment: Please tell us how you intend to provide financial information for future property acquisitions to potential investors. Your response should address:
•	the role significance of the acquisition relative to your existing portfolio plays in determining the type of information that will be provided to investors;
•	the type of information you intend to provide; and
•	the timeframe in which you expect to provide such information.

Company Response: KDM does not acquire loans and does not hold a portfolio of loans in the traditional sense. Mortgage lending is 100% financed by the Mortgage Secured Notes that we issue, and KDM has no equity or performance interest in the underlying mortgage beyond its obligation to service the loan. Mortgage Secured Notes are limited recourse obligations of KDM secured by the mortgage on a commercial real estate property. We desire to fit into the $1-$20 million commercial real estate market and focus on cash flowing, tenanted properties. The information that we provide for each deal will  include the property address, description, photographs, demographic data, appraised value (appraisal available upon request), rent roll, operating costs, debt service coverage, audited financials when available, and property or property type-specific risk factors, and any other information that we deem important for the investor to know and understand the property.

5 SEC Release Nos. 33-9175; 34-63741; “DISCLOSURE FOR ASSET-BACKED SECURITIES REQUIRED BY SECTION 943 OF THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT”, Section II (A)(1)

Jennifer Gowetski, Senior Counsel
October 10, 2017

4.
SEC Comment:  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:  KDM has not made any such written communications with respect to the Notes.

5.
SEC Comment:  We note that you originate and fund commercial mortgage loans. Please provide a detailed analysis as to how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 and how your investment strategy will support that exemption. Your analysis should include all facts upon which your determination is based. We may have further comments after reviewing your response.

Company Response: The Investment Company Act of 1940 has a specific exemption for companies involved in mortgage finance that do not issue redeemable shares. Since our notes are purely debt instruments, and are not redeemable, we believe that we can rely on the 3(a)(5) exemption of the ICA. We have no plans to issue redeemable shares. We do not invest or sell shares to investors, as a fund might.

6.
SEC Comment:  Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Company Response: Conforming amendments have been made to the Registration Statement on the last page of the Prospectus.

7.
SEC Comment:  We note that the proceeds of this offering will be used to redeem notes designated KDM 2017-N001PP that were sold to KDM affiliates on a private placement basis. Please tell us whether such notes have any prepayment penalties and disclose any amounts or fees that KDM affiliates will receive in connection with the redemption of these notes.

Company Response: The KDM2017-N001PP Notes have no pre-payment penalty. Affiliates who have these notes redeemed will receive their principal at par plus any accrued unpaid interest as of the date of redemption.

Jennifer Gowetski, Senior Counsel
October 10, 2017

8.	SEC Comment: Please revise your cover page to disclose the amount of Notes being offered and the offering price on a per Note basis. Please refer to Item 501(b)(2) and (3) of Regulation S-K.

Company Response: Conforming amendments have been made to the Registration Statement. Please see the cover page of the Prospectus.

9.
SEC Comment:  You state that the Notes will be secured by, and dependent upon, KDM’s receipts from a corresponding first mortgage commercial loan titled KDM 2017-L001 owned and serviced by KDM. Please revise your disclosure throughout to clarify that the Notes are not secured by the collateral underlying the CM Loan, but limited recourse obligations and payment is entirely dependent on payments to KDM of the CM Loan. Please also tell us why you believe it is appropriate to describe the Notes as “secured.”

Company Response: It is appropriate to call the Notes “secured” because they are pledged to the Trustee pursuant to Section 3.8 of the Trust Indenture and Security Agreement,, which is filed  as Exhibit 4.1 to the Registration Statement.

We have amended the Registration Statement under the captions “Summary of Terms” and “Description of the Notes -Security for the Notes” to more completely describe the security for the Notes.

10.
SEC Comment:  We note your disclosure that the proceeds from the sale of the Notes will be deposited in a separate escrow account. Please further describe the escrow arrangements, including the identity of the escrow agent and the terms of the escrow agreement. Refer to Item 501(b)(8)(iii) of Regulation S-K. In addition, please confirm that you will file the escrow agreement as an exhibit to your registration statement prior to effectiveness.

Company Response: We maintain two escrow accounts at JP Morgan Chase Bank that are used to segregate funds. These accounts are labeled as “in trust for” escrow accounts at Chase, but are not subject to an escrow agreement and there is no escrow agent acting for these accounts. KDM maintains 100% control of the account, which are used to segregate funds received from investors and borrowers.

Conforming amendments have been made to the Registration Statement on the Cover Page of the Prospectus and in the “Risk Factors” section under “Investor funds in a KDM escrow account do not earn interest”.

11.
SEC Comment:  We note your disclosure on page 24 that KDM may, without the consent of the Noteholders, amend or waive any term of a CM Loan if it believes it is in the best interests of the Note holders. Please revise to include this disclosure in your Summary section and add a related risk factor.

Company Response: Conforming amendments have been made to the Registration Statement under the captions “Risk Factors” and “Summary of Terms.”

Jennifer Gowetski, Senior Counsel
October 10, 2017

12.
SEC Comment:  We note your disclosure that the CM Loan borrower has the option to prepay the CM Loan, subject to penalty. Please revise to clarify whether (i) KDM immediately will redeem the Notes upon any prepayment, (ii) the penalty amount is the amount of interest that would have been paid through May 1, 2020 and (iii) the penalty is payable to the holders of the Notes. Please clarify if there is any prepayment penalty after May 1, 2020.

Company Response: Conforming amendments have been made under the caption “Prepayments” in “Description of the Notes.” They also appear on the Prospectus cover page and the Summary next to Prepayment and Penalty.

13.
SEC Comment:  We note your disclosure throughout that Egan-Jones has rated the CM Loan at “A+” and that you have rate the loan an “A.” Please file the consent for the Egan-Jones Ratings Company, as required by Securities Act Rule 436. Alternatively, please remove the references to the credit rating. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

Company Response: A consent letter from Egan-Jones has been included as Exhibit 23.5.

14.	SEC Comment: Footnote (2) on page 4 indicates that the principal of the Notes will be adjusted. Please revise to briefly explain this adjustment.

Company Response: Conforming amendments have been made to the Registration Statement on the Cover Page, footnote (1).

15.
SEC Comment:  We note your disclosure on the prospectus cover page that the Notes will have an initial interest rate of 5.00% and that the interest rate on both the Note and the CM Loan will reset on May 1, 2020. We further note your disclosure on page 17 regarding the CM Loan that the interest rate will be 5.25% for the first 5 years; adjusted one time on May 1, 2022, to 400 basis over the then current 6 month LIBOR if the interest rate reset is different on the CM Loan and the Notes. In addition, please revise to reconcile your disclosure on page 4 that the service charge is 0.25% and your disclosure on page 15 that the servicing fee is generally up to 1.0% of the interest and late fees received by KDM.

Company Response: Conforming amendments have been made on the Cover Page in Summary footnote 6, and in “About KDM CM Loans” under “Summary of How KDM Fees Affect Return on the Notes” under “Fee Amount.”

16.
SEC Comment:  We note your disclosure throughout that you rely on third-party appraisals and an appraisal reviewer to value the property securing the CM Loan, and that the March 2017 appraised value of Property A was $1,060,000 and Property B was $860,000. Please file the written consents of the appraisers and appraisal reviewers as exhibits to the registration statement, as required by Rule 436. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 141.02.

Company Response: Consents have been filed as Exhibits 23.3 and 23.4.

Jennifer Gowetski, Senior Counsel
October 10, 2017

17.
SEC Comment:  We note that principal and interest on the Notes will be paid monthly on a 30-year amortization basis and will mature on May 1, 2027. We further note the CM Loan is also payable on a 30-year amortization basis. Please describe the risks relating to the balloon payments that will be due at maturity, such as borrower’s inability to pay the large lump sum due at that time.

Company Response: Conforming amendments have been made to the Registration Statement in the “Risk Factors” section.

18.	SEC Comment: Please revise your disclosure to provide the information required by Item 202(b) of Regulation S-K that is specific to this offering.

Company Response: Conforming amendments have been made in the third paragraph under the caption “Description of the Notes.”

19.
SEC Comment:  We note your disclosure that the indenture contains financial covenants or other covenants limiting KDM’s operations or activities, including the incurrence of indebtedness. Please revise to include a brief description of these covenants.

Company Response: Conforming amendments have been made under “Description of the Notes” in the paragraph entitled “Financial Covenant.”

20.
SEC Comment:  We note your disclosure that you are currently 100% supported by your parent company, J.W. Korth & Company Limited Partnership. Please revise your disclosure to provide additional information regarding your Support Agreement, including the total amount of costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse. In addition, please file the Support Agreement as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

Company Response: Conforming amendments have been made under “About KDM,” “Management’s Discussion and Analysis of Operations,” and “Overview”. The Support Agreement has been filed as Exhibit 10.

21.
SEC Comment:  We note your disclosure that Mr. Llorente has over fourteen years of experience, including at LNR Property and Silverhill Financial. Please revise the biographical descriptions to include dates of employment and principal occupations. In addition, and to the extent applicable, please revise to state the family relationship between any directors and executive officers. Please refer to Item 401 of Regulation S-K.

Company Response: Conforming amendments have been made under the caption “About KDM” under “Management.”

Jennifer Gowetski, Senior Counsel
October 10, 2017

22.	SEC Comment: Please revise your disclosure to identify your directors. Please refer to Item 401 of Regulation S-K.

Company Response: Korth Direct Mortgage is a limited liability company with a single member, J W Korth & Company, Limited Partnership. We do not have a board of directors.

23.
SEC Comment:  We note your disclosure that J.W. Korth & Company owns 100% of the outstanding equity of KDM. Please revise your disclosure to identify the natural person or persons with voting and dispositive power of the shares owned by J.W. Korth & Company. Please refer to Item 403 of Regulation S-K.

Company Response: Conforming amendments have been made under the caption “Principal Securityholders.”

24.
SEC Comment:  Please tell us how you applied the guidance in Rule 3-14 of Regulation S-X in assessing the need for financial statements of the mortgaged properties. Additionally, tell us whether you believe either of these properties meets the definition of a predecessor as defined by Regulation C Rule 405.

Company Response: We have not included financial statements from the mortgaged properties in the Registration Statement. The reason is two-fold: (1) our analysis and interpretation of Rule 3-14 as well as Staff Accounting Bulletin Topic 1-I, and (2) audited financial statements are not available for small properties of the kind being funded by us. We also note that the costs if audits for these properties, even if they could be done, would be prohibitive and would deny access to the credit facilities we offer to finance small commercial properties, which constitute, we believe, a large, unserved market.

With respect to Rule 3-14, we note that it is specifically applicable to property acquisitions and their significance in a portfolio. We do not acquire or operate properties, nor do we maintain a portfolio of properties in the manner of a REIT, as an example. In MSNs, payment on the Notes depends entirely on payments made by the borrower. The principal criteria for evaluating these Notes are the debt service coverage ratio, the loan to appraised value, and the rent roll. We provide all of the salient data points. We include documentation of the rent roll in the disclosure, as well as a debt service coverage analysis. We verify the rent roll by inspection of the checking accounts of the borrower. Further, we secure an assignment of rents as part of the mortgage and note in order to assure continued access to the cash flow in the evert of default by the borrower.

Further, SAB Topic 1-I interprets Rule 3-14 for mortgages that that are investment-like in quality, which place the lender on similar footing with the borrower/owner with respect to the upside of the deal. Our mortgages have no investment-type component, as discussed in SAB 1-I. The Notes are simply comprised of the stream of payments made on the underlying mortgage; the mortgages are 100% financed by the Note issuance; and KDM has no equity or shared appreciation component of the deal.

Jennifer Gowetski, Senior Counsel
October 10, 2017

Second, and very importantly, we are working to open up a part of the commercial mortgage market that is largely opaque and operating in the unregistered arena. Many smaller operations that own a few apartment buildings do not have audited financials. They are too small, and it is an unreasonable burden to require such small owners to produce and audit several years of financial statements. The cost of audited financials would foreclose these properties and their owners from accessing the significant financing we can make available to them.

25.
SEC Comment:  Please revise to include a consent from your independent accountant as Exhibit 23. We note the footnote to the exhibits that indicates that you have filed the consent with this S-1; however, we are unable to locate it.

Company Response: There was an error with the exhibits from our last filing carrying over the Consent Letter. The Registration Statement has been amended accordingly.

26.
SEC Comment:  Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please file a draft of the opinion as correspondence for us to review.

Company Response: All remaining Exhibits have been filed with Amendment 1 to the Registration Statement.

Very truly yours,

Holly C. MacDonald-Korth
Chief Financial Officer
Korth Direct Mortgage, LLC

cc:	James W. Korth